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                               November 20, 2020

       Terry Considine
       Chief Executive Officer
       Apartment Income REIT Corp.
       4582 South Ulster Street, Suite 1700
       Denver, CO 80237

                                                        Re: Apartment Income
REIT Corp.
                                                            Registration
Statement on Form 10-12B
                                                            Filed November 5,
2020
                                                            File No. 001-39686

       Dear Mr. Considine:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12B filed on November 5, 2020

       Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations, page 77

   1.                                                   We note your adjustment
(B). It appears that you have also excluded gains on
                                                        dispositions of real
estate for properties sold in 2019. Please revise your footnote to clarify that your
adjustment also relates to properties sold in 2019. Please clarify for us and revise your filing
to state if you have also removed the results of operations of the properties sold in
2019.
       Unaudited Pro Forma Non-GAAP Financial Measures, page 79

   2. We note that your reconciliation between Net Income and Adjusted EBITDAre on page
                                                        80 includes a line item
labeled Pro forma adjustment, net. Please tell us and revise your filing to quantify and
clarify the nature of the items within this line item.
 Terry Considine
Apartment Income REIT Corp.
November 20, 2020
Page 2
Non-GAAP Measures, page 94

3. We note that your reconciliation from Net (loss) income to Adjusted EBITDAre on the top of page 100 includes a line item labeled Other adjustments, net. Please revise footnote
         (1) to this table to quantify the items that comprise this line item. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



FirstName LastNameTerry Considine                             Sincerely,
Comapany NameApartment Income REIT Corp.
                                                              Division of
Corporation Finance
November 20, 2020 Page 2                                      Office of Real
Estate & Construction
FirstName LastName